MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 19, 2017

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       MONEY MARKET OBLIGATIONS TRUST (“Trust” or “Registrant”)

Federated Massachusetts Municipal Cash Trust (the “Fund”)

Wealth Shares

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Mr. Minore:

The Registrant is filing this correspondence to respond to your comments provided orally on October 6, 2017 on its Rule 485(a) Post-Effective Amendment No. 209 and Amendment No. 211, with respect to the Fund, submitted on September 1, 2017.

Comment 1. Please respond to the Commission’s comments in writing via Correspondence filing. Where a comment asks for revised disclosure, or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2. With respect to Footnote 2 in the “Risk/Return Summary: Fees and Expenses,” please confirm that the Fund will not be charging shareholder services/account administration fees in the next twelve months, otherwise, the fees should be disclosed in the fee table.

Response: With respect to the Wealth Shares of the Fund, the Registrant confirms that the shareholder services/account administration fee is “dormant,” and, while approved by the Fund’s Board of Trustees, will not be incurred or charged unless approved to be activated by the Fund’s Board of Trustees, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table. The Registrant respectfully notes that there is no requirement in Form N-1A to make an express commitment that the dormant shareholder services/account administration fee will be in place for at least a year, unlike the commitment to reimburse or waive expenses covered in Footnote 3. The presentation of the dormant shareholder services/account administration fee in the table along with the footnote is, based on the Registrant’s analysis, in line with industry practice and consistent with Form N-1A requirements. However, in light of the Staff’s comment, the Registrant affirms that it does not expect the Board of Trustees to activate the shareholder services/account administration fees in the next 12 months.

Comment 3. With respect to Footnote 2 in the “Risk/Return Summary: Fees and Expenses,” table, please confirm if the adviser or its affiliates has a recoupment program to recoup waived fees and/or reimbursed expenses. If so, please disclose the terms of the recoupment arrangement.

Response: The Registrant confirms that the Fund does not have a recoupment program in which the investment adviser of the Fund has the ability to recoup amounts waived or reimbursed within three years of the expense waiver and/or reimbursement.

Comment 4. With respect to Footnote 3 in the “Risk/Return Summary: Fees and Expenses” section, in regards to the Adviser and certain of its affiliates waiving certain amounts of respective fees and/or reimburse expenses, if a separate waiver agreement exists, the agreement must be filed as an exhibit to the 485(b) filing.

Response: The Registrant respectfully notes that it has complied with the provisions of Instruction 3(e) to Item 3 of Form N-1A to describe and commit to a fee limit arrangement that will be in place for no less than one year from the effective date of the Fund’s registration statement. The provisions of Instruction 3(e) to Item 3 of Form N-1A do not require a written agreement.

Comment 5: On the Signature Page, please confirm that Lori Hensler has signed the registration statement in the capacities of Principal Financial Officer, Principal Accounting Officer and Comptroller pursuant to the requirements of Section 6(a) of the Securities Act of 1933.

Response: Ms. Hensler’s updated title as both the Principal Financial Officer and Principal Accounting Officer of the Registrant will be reflected on the signature page of the Registrant’s Rule 485(b) filing to be submitted on or about November 6, 2017.

If you have any questions on the enclosed material, please contact me at (412) 288-1165.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal